UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2018 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

EXPLANATORY NOTE

On November 1, 2018, Perion Network Ltd. (the “Registrant”) issued a press release titled “Perion Reports Third Quarter 2018 Results”. The GAAP financial statements tables contained in the press release attached to this report on Form 6-K are incorporated by reference into the Registrant's registration statements on Form F-3 (File Nos. 333-208785 and 333-195794) and Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date: November 1, 2018

PERION REPORTS THIRD QUARTER 2018 RESULTS

Company Demonstrates Strong Profitability and Reaffirms Full-Year $29M - $32M Adjusted EBIDTA Guidance;
Repaid $21M in Debt Year-to-Date, Achieving Positive Net Cash Position for the First Time in Four Years

Tel Aviv & New York – November 1, 2018 – Perion Network Ltd. (NASDAQ: PERI), a global innovator in delivering digital marketing solutions for brands that are relentlessly focused on their consumer relationships, announced today its financial results for the third quarter and nine months ended September 30, 2018.

Financial Highlights*

(In millions, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2018	2017	2018
Advertising revenues	$31.7	$26.2	$91.4	$88.7
Search and other revenues	$33.3	$31.0	$105.3	$92.2
Total Revenues	$65.0	$57.2	$196.7	$180.9
GAAP Net Income (Loss)	$2.6	$2.2	$(35.5)	$3.2
Non-GAAP Net Income	$4.1	$4.3	$11.1	$12.0
Adjusted EBITDA	$6.5	$6.7	$17.0	$18.1
Net cash provided by operating activity	$17.1	$11.0	$28.9	$28.5
GAAP Diluted Earnings (Loss) Per Share	$0.10	$0.08	$(1.37)	$0.13
Non-GAAP Diluted Earnings Per Share	$0.16	$0.16	$0.42	$0.44

* Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO commented, “In the third quarter, our ongoing efforts to strengthen Perion’s financial position resulted in a major financial milestone as long-term debt fell below our net cash levels the first time in four years. With our expense restructuring effort largely completed, we are pivoting to the next phase of our three-phase turnaround strategy. As part of this, we are reallocating additional technology resources to further enhance Undertone’s Synchronized Digital Branding platform by integrating advanced AI-based sequential messaging capabilities to retarget users according to their level of engagement. This will derive significantly higher campaign ROIs for our blue-chip customers and further differentiate Undertone within a competitive marketplace. I am encouraged by the progress we have made to strengthen our financial position, steadily growing Adjusted EBITDA and generating consistent cash from our operations. I am confident, based on this progress, that we have the necessary runway to carry out our strategy to revitalize growth.”

Gerstel went on to comment about the Company’s quarterly decline in advertising revenue: “We are making progress in adopting our high-quality, high-impact ad units within the current programmatic environment and maintaining premium campaign results for our clients. However, the current capacity of publishers that can place our unique units is less than the demand we have, so we have campaigns that are not being fully delivered. We are actively working with our programmatic partners to address this issue and I am confident that we will close the current gap to better serve ‘programmatic ready’ Undertone high-impact ad units in 2019. This will enable us to have access to the quality supply we need to drive revenues.”

“In parallel, we continue to leverage our relationship with Bing to drive innovation and revenue as part of our ongoing effort to provide a comprehensive and compelling search solutions to quality publishers around the globe,” Gerstel concluded. “To drive this, we have appointed Tal Jacobson to lead our CodeFuel business unit within Search and others. Tal has a long track record of innovation and monetization, most recently as the Chief Revenue Officer & Chief Business Development Officer at SimilarWeb. I am confident that he will add immense value to our team. I also want to take this opportunity to thank Mike Glover who managed the Search business unit and will transition into an advisory role at the end of this year.”

Financial Comparison for the Third Quarter of 2018:

Revenues: Revenues decreased by 12%, from $65.0 million in the third quarter of 2017 to $57.2 million in the third quarter of 2018. This decrease was primarily a result of a 17% decrease in Advertising revenue due to insufficient programmatic inventory to meet our demand for our programmatic high-impact ad units, along with 7% decrease attributable to continuing decline of the “long tail” of our legacy search products.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in the third quarter of 2018 were $28.8 million, or 50% of revenues, as compared to $32.0 million, or 49% of revenues in the third quarter of 2017. This increase was primarily a result of the effect of header bidding and Chrome ad blocker on Advertising.

Net Income (Loss): On a GAAP basis, net income in the third quarter of 2018 was $2.2 million, as compared to a net income of $2.6 million in the third quarter of 2017.

Non-GAAP Net Income: In the third quarter of 2018, non-GAAP net income was $4.3 million, or 7.5% of revenues, compared to the $4.1 million, or 6.4% of revenues, in the third quarter of 2017.

Adjusted EBITDA: In the third quarter of 2018, Adjusted EBITDA was $6.7 million, or 12% of revenues, compared to $6.5 million, or 10% of revenues, in the third quarter of 2017.

Cash and Cash Flow from Operations: As of September 30, 2018, cash and cash equivalents were $40.9 million. Cash provided by operations in the third quarter of 2018 was $11.0 million, compared to $17.1 million in the third quarter of 2017.

Short-term Debt, Long-term Debt and Convertible Debt: As of September 30, 2018, total debt was $39.7 million, compared to $60.7 million at December 31, 2017.

Perion satisfies all the financial covenants associated with its public debt.

2018 Guidance

Management reiterated its expectation of Adjusted EBITDA of $29 million to $32 million for the full year of 2018.

Conference Call:

Perion will host a conference call to discuss the results today, November 1, 2018, at 10 am ET, 04 pm Israel time.
Details are as follows:

•	Conference ID: 5787919
•	Dial-in number from within the United States: 1-888-394-8218
•	Dial-in number from Israel: 1-809-212-883
•	Dial-in number (other international): 1-323-701-0225
•	Playback available until November 8, 2018 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 5787919 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
investors@perion.com
Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2018	2017	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Advertising	$31,755	$26,224	$91,452	$88,725
Search and other	33,287	30,957	105,254	92,158
Total Revenues	65,042	57,181	196,706	180,883

Costs and Expenses:
Cost of revenues	6,014	5,474	17,821	17,341
Customer acquisition costs and media buy	31,955	28,808	95,793	91,798
Research and development	3,816	4,341	12,783	14,563
Selling and marketing	11,969	8,635	38,434	28,417
General and administrative	5,353	3,883	16,541	13,050
Depreciation and amortization	3,388	2,528	13,297	7,090
Impairment charges	-	-	43,847	-
Restructuring costs	-	-	-	2,075
Total Costs and Expenses	62,495	53,669	238,516	174,334

Income (Loss) from Operations	2,547	3,512	(41,810)	6,549
Financial expense, net	644	1,236	4,166	3,042

Income (Loss) before Taxes on income	1,903	2,276	(45,976)	3,507
Tax benefit (taxes on income)	710	(84)	10,499	(272)

Net Income (Loss)	$2,613	$2,192	$(35,477)	$3,235

Net Earnings (Loss) per Share - Basic and Diluted	$0.10	$0.08	$(1.37)	$0.13

Weighted average number of shares
Basic	25,850,023	25,850,188	25,849,622	25,850,188
Diluted	26,793,807	26,420,782	25,849,622	26,516,145

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,	September 30,
	2017	2018
	Audited	Unaudited
ASSETS

Current Assets:
Cash and cash equivalents	$31,567	$40,876
Short-term bank deposit	5,913	-
Accounts receivable, net	62,830	43,241
Prepaid expenses and other current assets	13,955	8,602
Total Current Assets	114,265	92,719

Property and equipment, net	17,476	16,172
Goodwill and intangible assets, net	136,360	132,747
Deferred taxes	4,798	4,666
Other assets	1,128	537

Total Assets	$274,027	$246,841

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$39,180	$36,152
Accrued expenses and other liabilities	17,784	13,793
Short-term loans and current maturities of long-term and convertible debt	13,989	13,484
Deferred revenues	5,271	3,935
Payment obligation related to acquisitions	5,146	3,479
Total Current Liabilities	81,370	70,843
Long-Term Liabilities:
Long-term debt, net of current maturities	30,026	17,989
Convertible debt, net of current maturities	16,693	8,213
Other long-term liabilities	7,606	6,405
Total Liabilities	135,695	103,450

Shareholders' equity:
Ordinary shares	211	211
Additional paid-in capital	236,976	239,094
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	532	237
Accumulated deficit	(98,384)	(95,149)
Total Shareholders' Equity	138,332	143,391

Total Liabilities and Shareholders' Equity	$274,027	$246,841

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended September 30,		Nine months ended September 30,
	2017	2018	2017	2018
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities:
Net Income (Loss)	$2,613	$2,192	$(35,477)	$3,235

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,388	2,528	13,297	7,090
Impairment of goodwill and intangible assets	-	-	43,847	-
Stock based compensation expense	548	638	1,667	2,121
Foreign currency translation	67	-	77	12
Accrued interest, net	122	134	339	357
Deferred taxes, net	(1,163)	100	(11,915)	91
Change in payment obligation related to acquisition	33	-	61	-
Fair value revaluation - convertible debt	(999)	251	2,768	(741)
Restructuring costs related to impairment of property and equipment	-	-	-	462
Net changes in operating assets and liabilities	12,472	5,161	14,188	15,831
Net cash provided by operating activities	$17,081	$11,004	$28,852	$28,458

Investing activities:
Purchases of property and equipment	$(224)	$(1,302)	$(1,489)	$(1,350)
Capitalization of development costs	(1,656)	(330)	(4,437)	(1,449)
Cash paid in connection with acquisitions	-	(1,667)	-	(1,667)
Short-term deposits, net	(5)	-	6,906	5,913
Net cash provided (used) by investing activities	$(1,885)	$(3,299)	$980	$1,447

Financing activities:
Exercise of stock options and restricted share units	-	-	1	-
Payment made in connection with acquisition	(1,000)	-	(1,551)	-
Proceeds from long-term loans	-	-	5,000	-
Repayment of convertible debt	-	-	(7,901)	(8,167)
Repayment of short-term loans	-	-	(7,000)	-
Repayment of long-term loans	(1,216)	(1,491)	(8,630)	(12,473)
Net cash used in financing activities	$(2,216)	$(1,491)	$(20,081)	$(20,640)
Effect of exchange rate changes on cash and cash equivalents	62	-	254	44
Net increase in cash and cash equivalents	13,042	6,214	10,005	9,309
Cash and cash equivalents at beginning of period	20,925	34,662	23,962	31,567
Cash and cash equivalents at end of period	$33,967	$40,876	$33,967	$40,876

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS: UNAUDITED

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2018	2017	2018
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Net Income (Loss)	$2,613	$2,192	$(35,477)	$3,235
Share based compensation	547	638	1,666	2,121
Amortization of acquired intangible assets	2,497	1,190	10,608	3,591
Non-recurring Legal fees	-	-	-	226
Restructuring costs	-	-	-	2,075
Impairment of goodwill and intangible assets	-	-	43,847	-
Fair value revaluation of convertible debt and related derivative	(803)	269	610	1,063
Accretion of payment obligation related to acquisition	34	-	61	-
Taxes on the above items	(753)	25	(10,247)	(313)
Non-GAAP Net Income	$4,135	$4,314	$11,068	$11,998

Non-GAAP Net Income	$4,135	$4,314	$11,068	$11,998
Taxes on income (tax benefit)	43	59	(252)	585
Financial expense, net	1,413	967	3,495	1,979
Depreciation	891	1,338	2,689	3,499
Adjusted EBITDA	$6,482	$6,678	$17,000	$18,061

Non-GAAP diluted earnings per share	$0.16	$0.16	$0.42	$0.44

Shares used in computing non-GAAP diluted earnings per share	25,939,850	26,420,621	26,262,385	26,213,492